Filed pursuant to Rule 433
Registration number 333-148409
Allied World Assurance Company Holdings, Ltd
5.50% SENIOR NOTES DUE 2020

Issuer:	Allied World Assurance Company Holdings, Ltd
Title of Securities:	Senior Notes due 2020 (the “Notes”)
Security Type:	Senior Fixed Rate Notes
Format:	SEC Registered
Trade Date:	November 9th, 2010
Settlement Date:	November 15th, 2010 (T+3)
Maturity Date:	November 15th, 2020
Aggregate Principal Amount Offered:	$300,000,000
Price to the Public (Issue Price):	99.544%
Price to Issuer:	98.894%
Net Proceeds (After Net Expenses):	$296,682,000
Treasury Benchmark:	2.625% due August 15th, 2020
Benchmark Treasury Yield:	2.660%
Spread to Benchmark:	Treasury Rate plus 290 basis points
Re-offer Yield:	5.560%
Coupon:	5.500% per annum
Interest Payment Dates:	Semi-annually on each May 15th and November 15th of each year, commencing on May 15th, 2011
Optional Redemption:	Make-whole call at any time at a discount rate of U.S. Treasuries plus 50 basis points
CUSIP; ISIN:	01959EAB4; US01959EAB48
Anticipated Ratings* (Moody’s / S&P)	Baa1 (stable) / BBB (pos)
Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Book-Running Managers:	BofA Merrill Lynch Wells Fargo Securities, LLC
Joint-Lead:	Deutsche Bank Securities Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.
The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.